# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 12/26/2025
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; Cam C. Hoang, Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, (612) 492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC); sole voting power 990,000; shared voting power 0; sole dispositive power 990,000; shared dispositive power 0; aggregate amount beneficially owned 990,000 (30% of the class)
  Comment: Endeavor Blockchain, LLC is 100% owned Joshua Kilgore, the managing member.
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,000; shared voting power 0; sole dispositive power 8,000; shared dispositive power 0; aggregate amount beneficially owned 8,000 (0.2% of the class)
- Cody Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 42,982; shared voting power 0; sole dispositive power 42,982; shared dispositive power 0; aggregate amount beneficially owned 42,982 (1.3% of the class)
- PM Squared, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 2,297; shared voting power 0; sole dispositive power 2,297; shared dispositive power 0; aggregate amount beneficially owned 2,297 (0.1% of the class)
  Comment: PM Squared, LLC is 100% owned by Phil Stanley, the managing member.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059

## Item 2. Identity and Background
Name of person filing:
i) Endeavor Blockchain, LLC
ii) Joshua Kilgore
iii) Cody Smith
iv) PM Squared, LLC
(Together, the "Reporting Persons")

Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No 1 to Schedule 13D.
Residence or business address:
i) and ii) Endeavour Blockchain, LLC and Joshua Kilgore: 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903
iii) PM Squared, LLC: 6050 Southwest Blvd, Suite 150 Fort Worth, TX 76109
iv) Cody Smith: 3801 Bent Elm Ln. Fort Worth, TX
Present principal occupation or employment: Each of the Reporting Persons are engaged in the business of investment. See Item 2(a).
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
i) Arkansas
ii) United States
iii) United States
iv) Texas

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
i) WC
ii) PF
iii) PF
iv) WC

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased the common shares (the "Shares") of Mawson Infrastructure Group, Inc. (the "Issuer") based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons intend to engage with the Issuer's management and Board of Directors regarding opportunities for value creation. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Amendment No. 1 to Schedule 13D are based upon 3,304,639 Shares outstanding, as of December 16, 2025, as reported in the Issuer's Quarterly Report filed on November 14, 2025 and the Issuer's Current Report filed on December 17, 2025. All Shares are reported post 1 to 20 reverse stock split effective in November 2025.

See rows (11) and (13) of the cover pages to this Amendment No. 1 to Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on December 26, 2025. The filing of this Amendment No. 1 to Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 1 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
i) Purchase of 45,000 shares of the Issuer's common stock on December 26, 2025, at an average weighted purchase price of $4.33 per share, for a total purchase price of $195,052.43. Purchase of 20,000 shares of the Issuer's common stock on December 29, 2025, at an average weighted price of $4.55 per share, for a total purchase price of $90,950.06. Purchase of 10,000 shares at a price of $4.60 per share for a total purchase price of $271.40.
ii) None
iii) Purchase of 10,000 shares of the Issuer's common stock on December 26, 2025, at a price of $xxxx per share, for a total purchase price of $xxxx
iv) None
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On January 6, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons, dated January 6, 2026

## Signatures
- Endeavor Blockchain, LLC: Joshua Kilgore, Managing Member (01/06/2026)
- Joshua Kilgore: Joshua Kilgore, Individual (01/06/2026)
- Cody Smith: Cody Smith, Individual (01/06/2026)
- PM Squared, LLC: Phil Stanley, Managing Member (01/06/2025)